Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

MOGULREIT I, LLC

SUPPLEMENT NO. 9 DATED OCTOBER 18, 2021

TO THE OFFERING CIRCULAR DATED JUNE 29, 2021

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we,” “our,” “us” or the “Company”), dated June 29, 2021, as filed by us with the Securities and Exchange Commission on June 30, 2021 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our follow-on offering;
●	Update our plan of operation; and
●	Update the description of our common shares.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016. On May 7, 2019, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $35,696,040 in common shares. We are continuing to offer in this Follow-on Offering up to $61,238,768 in our common shares, which represents the value of the shares available to be offered as of June 11, 2021 out of the rolling 12-month maximum offering amount of $75,000,000 in our common shares. As of September 30, 2021, we had raised total aggregate gross offering proceeds of approximately $94,685,000 and had issued approximately 9,467,000 common shares in the Offerings, purchased by approximately 6,340 unique investors.

The Follow-on Offering is expected to terminate on or before May 7, 2022, unless extended by our Manager, as permitted under applicable law and regulations.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of October 18, 2021, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $362 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $628 million. The aggregate value of properties owned by us is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced net asset value (“NAV”) per share is based pursuant to our valuation policies provided, however, the value of the properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. The aggregate value of the properties underlying loans is based on independent appraisals dated within six months of the original acquisition dates by our Manager, Realty Mogul, Co. (“Realty Mogul”) or RMCC, as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. In many instances, we own an equity investment or loan that represents only part of the aggregate value. Changes in property values may affect our NAV as our NAV calculation reflects the total value of our assets minus the total value of our liabilities as of the determination date. Our commercial real estate assets and investments will constitute a significant component of our total assets. We take estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon performance, outstanding principal balance, market default rates, discount rates, loss severity rates and, if our Manager deems it necessary, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Acquisitions”:

Bentley Apartments – Grove City, Ohio

On October 13, 2021, we acquired a $8,000,000 joint-venture limited partnership equity investment (the “Equity Investment”) in an entity that owns Bentley Apartments, a 138-unit, Class A- apartment community (the “Property”) in Grove City, Ohio, a suburb of Columbus, Ohio. In connection with the Equity Investment, the entity entered into a loan from an agency lender in the amount of $21,140,000 (the “Bentley Apartments Loan”). The Bentley Apartments Loan has a fixed interest rate of 3.43% and is interest-only for the first 48 months, after which payments will be interest and principal based on a 30-year amortization schedule.

The entity will be managed by RM Communities Bentley GP, LLC (“RM Communities Bentley GP”), an affiliate of our Manager and a wholly-owned subsidiary of RM Communities, LLC (“RM Communities”), which is in turn, is a wholly-owned subsidiary of Realty Mogul. RM Communities and RM Communities Bentley GP will be entitled to certain fees in connection with this transaction. RM Communities Bentley GP will also serve as the sponsor of this transaction.

The Property is a 138-unit apartment community built in 2020. Equipped with premium finishes and high-quality construction, we believe the Property competes well against the new comparable properties in the submarket. The Property was developed within a Community Reinvestment Area and received a 15-year full tax abatement on the improved value of the Property starting in tax year 2021. As a result of the tax abatement, a potential to push rents organically and the favorable interest rate environment, we believe the Property is positioned to have strong cash flow.

The Property is located in Grove City, Ohio, a thriving suburb south of downtown Columbus. Through a mix of public-private projects in downtown Grove City, the area has transformed over the past five years and attracted an influx of young professionals. Additionally, the Property is located near a several retail, dining, and entertainment options.

RM Communities is the direct acquisition arm of Realty Mogul, an online real estate investment platform that has facilitated investments in over $3.5 billion of real estate as of July 31, 2021, including historical investments in over 19,000 apartment units as of July 31, 2021. Through RM Communities, Realty Mogul targets multifamily assets in stable and emerging U.S. markets and focuses on well-located properties with in-place cash flow. In addition to in-place cash flow, RM Communities targets investments with managerial upside or a value-add opportunity. RM Communities has partnered with an experienced property management company that specializes in, and has a track record with, the management and operation of multifamily properties locally. The property management company manages over 40,000 units in fifty cities.

As stated above, RM Communities and RM Communities Bentley GP will be entitled to certain fees in connection with this transaction. The following fees will be paid to RM Communities by the particular special purpose entity and not by us: (i) a 2.00% acquisition fee; and (ii) an asset management fee equal to an annualized 1.50% of Effective Gross Income (as defined below) that will be paid monthly for asset management services related to the Property. Effective Gross Income means the Property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

RM Communities Bentley GP is entitled to a promoted interest in amounts equal to 30% and 50% of the special purpose entity’s distributable cash in certain circumstances pursuant to the terms of the operating agreement of the special purpose entity. A portion of the promoted interest may be paid to personnel affiliated with RM Communities and our Manager, including Jilliene Helman, Chief Executive Officer of our Manager, and Eric Levy, Portfolio Manager of our Manager. We will not be entitled to any such promoted interest.

Description of Our Common Shares

The following information supplements the section of our Offering Circular captioned “Description of Our Common Shares – Distributions”:

As of October 18, 2021, cumulative since inception, we have paid 59 consecutive monthly distributions to shareholders totaling over $16,600,000, of which approximately $7,800,000 was paid in cash and $8,800,000 was reinvested in our shares pursuant to the distribution reinvestment plan.